Modern Capital Funds Trust N-1A/A

Exhibit 99.(d)(2)

MODERN CAPITAL FUNDS TRUST

AMENDED AND RESTATED

OPERATING EXPENSES LIMITATION

THIS OPERATING EXPENSES LIMITATION AGREEMENT (the "Agreement") is effective as of the 11th day of December 2020, by and between MODERN CAPITAL FUNDS TRUST, a Delaware statutory trust (the "Trust"), on behalf of each series of the Trust listed in Appendix A (each a "Fund" and, collectively, the “Funds”), and Modern Capital Management Co. (the "Adviser"), the investment adviser of the Fund.

RECITALS:

WHEREAS, the Adviser renders advice and services to the Fund pursuant to the terms and provisions of an investment management agreement or agreements between the Trust and the Adviser (hereinafter "Management Agreement");

WHEREAS, the Fund is responsible for, and has assumed the obligation for, payment of certain expenses pursuant to the Management Agreement that have not been assumed by the Adviser;

WHEREAS, the Adviser desires to limit the Fund's Operating Expenses (as that term is defined in Paragraph 2 of this Agreement) pursuant to the terms and provisions of this Agreement, and the Trust (on behalf of the Fund) desires to allow the Adviser to implement those limits; and

NOW THEREFORE, in consideration of the covenants and the premises hereinafter set forth, the parties, intending to be legally bound hereby, mutually agree as follows:

1. Limit on Operating Expenses. The Adviser hereby agrees to limit the Fund's current Operating Expenses for each class of the Fund’s shares to an annual rate, expressed as a percentage of the Fund's average daily net assets for the month, to the amounts listed in Appendix A (the "Annual Limit"). In the event that the current Operating Expenses of the Fund, as accrued each month, exceed its Annual Limit, the Adviser will pay to the Fund, on a monthly basis, the excess expense within the first ten days of the month following the month in which such Operating Expenses were incurred (each payment, a "Fund Reimbursement Payment").

2. Definition. For purposes of this Agreement, the term "Operating Expenses" with respect to the Fund is defined to include all expenses necessary or appropriate for the operation of the Fund, including the Adviser's investment advisory or management fee detailed in the Management Agreement, any Rule 12b-1 fees and other expenses described in the Management Agreement and any offering and organizational expenses, but does not include: (i) any front-end or contingent deferred loads; (ii) brokerage fees and commissions, (iii) acquired fund fees and expenses; (iv) borrowing costs (such as interest and dividend expense on securities sold short); (v) taxes; (vi) specialized pricing services and (vii) extraordinary expenses, such as litigation expenses (which may include indemnification of Trust officers and Trustees, contractual indemnification of fund service providers (other than the Adviser).

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3. Reimbursement of Fees and Expenses. The Adviser retains its right to receive in future years on a rolling three year basis (i.e. within three years of the date the waiver or reimbursement was made), reimbursement of any Fund Reimbursement Payments paid by the Adviser pursuant to this Agreement, if such reimbursement can be achieved within the lesser of the Operating Expense Limitations listed in Appendix A at the time of waiver or recoupment. Such rights shall survive a change in control of the Adviser.

4. Term. This Agreement shall become effective on the date first above written and shall remain in effect until at March 31, 2022, unless sooner terminated as provided in Paragraph 9 of this Agreement, and shall continue in effect for successive twelve-month periods provided that such continuance is specifically approved at least annually by a majority of the Trustees of the Trust.

5. Termination. This Agreement may be terminated at any time, and without payment of any penalty, by the Board of Trustees of the Trust (the “Board”), on behalf of the Fund, upon written notice to the Adviser. This Agreement may not be terminated by the Adviser without the consent of the Board. This Agreement will automatically terminate, with respect to a Fund listed in Appendix A if the Management Agreement for the Fund is terminated and the Fund continues to operate under the management of a new investment adviser, with such termination effective upon the effective date of the Management Agreement's termination for the respective Fund.

6. Assignment. This Agreement and all rights and obligations hereunder may not be assigned without the written consent of the other party.

7. Severability. If any provision of this Agreement shall be held or made invalid by a court decision, statute or rule, or shall be otherwise rendered invalid, the remainder of this Agreement shall not be affected thereby.

8. Governing Law. This Agreement shall be governed by, and construed in accordance with, the laws of the State of Delaware without giving effect to the conflict of laws principles thereof; provided that nothing herein shall be construed to preempt, or to be inconsistent with, any federal law, regulation or rule, including the Investment Company Act of 1940, as amended, and the Investment Advisers Act of 1940, as amended, and any rules and regulations promulgated thereunder.

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IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be duly executed and attested by their duly authorized officers, with effect all on the day and year first above written.

MODERN CAPITAL FUNDS TRUST	Modern Capital Management Co.
on behalf of the Fund listed on Appendix A hereto
By: /s/Brad Atkins Name: Bradley D. Atkins Title: President and Trustee	By: _/s/Brad Atkins____________ Name: Bradley D. Atkins Title: Chief Executive Officer

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Appendix A

Fund	Class	Operating Expense Limit
Modern Capital Tactical Opportunities Fund	A	0.90%
	ADV	0.90%

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